UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46609J106

(CUSIP Number)

MARIO D. CIBELLI

C/O Marathon Partners Equity Management, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		919,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

919,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

919,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		919,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

919,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

919,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		119,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

119,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		119,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

119,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 46609J106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of J. Alexander's Holdings, Inc., a Tennessee corporation (“J. Alexander’s” or the “Issuer”). The address of the principal executive offices of the Issuer is 3401 West End Avenue, Suite 260, Nashville, Tennessee 37203.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP and Focus Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 800,000 Shares beneficially owned by Partners LP is approximately $8,184,184, excluding brokerage commissions. The aggregate purchase price of the 119,000 Shares beneficially owned by Focus Fund is approximately $1,214,612, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 19, 2017, Marathon Partners delivered a second letter to the Issuer’s board of directors (the “Board”) following its review of the preliminary merger proxy statement (the “Proxy”) filed by the Issuer on October 11, 2017 in connection with the Special Meeting of Shareholders that will be held to consider the proposed merger (the “Transaction”) between the Issuer and 99 Restaurants, LLC (“99 Restaurants”). In the letter, Marathon Partners expressed to the Board that its already deep concerns and suspicions regarding the Transaction were exacerbated upon its review of the Proxy and that it remains strongly opposed to the Transaction.

Marathon Partners cited the significant deterioration in the financial performance of 99 Restaurants, which stands in stark contrast to the extremely favorable projections for 99 Restaurants provided in the Proxy. Such rosy projections, says Marathon Partners, would require a dramatic turnaround from current trends with a large jump in profits over the next three years, and would imply a share price for the Issuer of approximately $20 to $23 by 2020.

Marathon Partners stated that its concerns with 99 Restaurants’ poor financial performance include that payroll and benefits, its single largest expense, has grown significantly faster than revenues in 2017 and is accelerating, causing a large decline in profits, and that income from operations has declined by 16% year-to-date and by over 20% when the results are adjusted for pre-opening costs. Marathon Partners stated in the letter that 99 Restaurants is poorly positioned for the current environment threatening the restaurant industry given its concentration in the Northeast and its focus on a more price sensitive consumer.

Marathon Partners further stated that if the Board and Fidelity National Financial, Inc. (“FNF”) actually believed these projections, then Marathon Partners believes it would behoove them to induce the Issuer’s shareholders with value-protecting instruments, such as contingent value rights, to help assure closure of a transaction that they view favorably. This would especially be true of a transaction such as here, where Board independence, conflicts of interest, and other corporate governance concerns are so readily apparent.

Marathon Partners cited contingent value rights as an example of such a value-protecting instrument that would pay, in cash, the difference between $15 and any shortfall of that number based on the future share price of the Issuer in 2020, and that would provide a strong inducement for shareholders to support the Transaction.

7

CUSIP NO. 46609J106

Marathon Partners also stated that it remains dismayed by the related party nature of the Transaction, and cited in the letter its surprise in learning that Board member Tim Janszen, the CEO of Newport Global Advisors, L.P. (“Newport Global”), appeared to be actively negotiating against the Issuer’s shareholders on behalf of 99 Restaurants, and that Stephens Inc. (“Stephens”), the investment bank engaged by the Issuer for a fairness opinion, has previously provided investment banking services to FNF. Not to mention that Richard Massey, FNF’s Lead Director, was formerly a managing director of Stephens. Actions such as this, combined with other conflicts of interest, reflect corporate governance practices at their worst, Marathon Partners stated in the letter.

The letter further states that the market seems to agree with Marathon Partners’ assessment of the Transaction given that for the ten days after the Transaction was announced, the Issuer’s average closing share price was $9.60, and for the ten days after Marathon Partners first publicly announced its opposition to the Transaction, the average closing share price was $11.75. Marathon Partners stated that these numbers demonstrate that shareholders seem willing to place a higher valuation on the Issuer’s shares when they believe the odds are greater that the Transaction will not be approved, which should speak loudly to directors.

Marathon Partners concluded the letter by stating that it continues to view the Transaction as destructive to shareholder value and therefore not in the best interests of the Issuer’s owners, and suggested that Board members immediately start placing shareholders’ interests first and foremost in their minds.

The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as being owned by each Reporting Person is based upon 14,695,176 Shares outstanding, which is the total number of Shares outstanding as of September 29, 2017, as reported in the Proxy filed with the Securities and Exchange Commission on October 11, 2017.

A.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP and Focus Fund, and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 800,000 Shares owned by Partners LP and (ii) 119,000 Shares owned by Focus Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 919,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 919,000

(c)

Marathon Partners has not entered into any transactions in the Shares since the previous Schedule 13D filing. The transactions in the Shares on behalf of Focus Fund since the previous Schedule 13D filing are set forth in Schedule A and are incorporated herein by reference.

8

CUSIP NO. 46609J106

B.	Mr. Cibelli
(a)	Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 800,000 Shares owned by Partners LP and (ii) 119,000 Shares owned by Focus Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 919,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 919,000

(c)

Mr. Cibelli has not entered into any transactions in the Shares since the previous Schedule 13D filing. The transactions in the Shares on behalf of Focus Fund since the previous Schedule 13D filing are set forth in Schedule A and are incorporated herein by reference.

C.	Focus Fund
(a)	As of the close of business on October 20, 2017, Focus Fund beneficially owned 119,000 Shares.

Percentage: Approximately 0.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 119,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 119,000
(c)	The transactions in the Shares by Focus Fund since the previous Schedule 13D filing are set forth in Schedule A and are incorporated herein by reference.
D.	Cibelli Research
(a)	Cibelli Research, as the general partner of Focus Fund, may be deemed the beneficial owner of the (i) 119,000 Shares owned by Focus Fund.

Percentage: Approximately 0.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 119,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 119,000

(c)	Cibelli Research has not entered into any transactions in the Shares since the previous Schedule 13D filing. The transactions in the Shares on behalf of Focus Fund since the previous Schedule 13D filing are set forth in the Schedule A and are incorporated herein by reference.

9

CUSIP NO. 46609J106

E.	Partners LP
(a)	As of the close of business on October 20, 2017, Partners LP beneficially owned 800,000 Shares.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,000

(c)	Partners LP has not entered into any transactions in the Shares since the previous Schedule 13D filing.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of Directors, dated October 19, 2017.
10

CUSIP NO. 46609J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2017

Marathon Partners L.P.

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

11

CUSIP NO. 46609J106

SCHEDULE A

Transactions in the Shares of the Issuer Since the Previous Schedule 13D Filing

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Marathon FOCUS FUND L.P.

Sale of Common Stock	(5,000)	11.7166	10/09/2017
Sale of Common Stock	(3,000)	11.7848	10/10/2017
Sale of Common Stock	(2,200)	11.8909	10/11/2017
Sale of Common Stock	(800)	11.7000	10/12/2017